Exhibit 99.2

WALLBOX N.V.

Interim Condensed Consolidated statements of financial position as of June 30, 2022 and December 31, 2021

(In Euros)

	Notes	June 30, 2022 (*)	December 31, 2021
Assets

Non-Current Assets
Property, plant and equipment	8	40,028,509	25,273,702
Right-of-use assets	9	25,036,471	18,503,943
Intangible assets	10	44,531,751	37,309,902
Goodwill	10	6,240,371	6,146,302
Non-current financial assets	12	839,836	1,299,319
Tax credit receivables	22	2,414,753	2,588,807

Total Non-Current Assets		119,091,691	91,121,975

Current Assets
Inventories	13	54,472,421	27,489,273
Trade and other financial receivables	12	36,241,040	23,756,836
Other receivables	22	16,147,120	17,467,675
Other current financial assets	12	7,269,236	57,673,658
Other current assets / deferred charges		2,852,075	9,130,320
Advance payments		1,253,184	2,107,551
Cash and cash equivalents	14	119,875,344	113,865,299

Total Current Assets		238,110,420	251,490,612

Total Assets		357,202,111	342,612,587

Equity and Liabilities
Equity
Share capital		44,631,247	44,480,006
Share premium		329,091,537	322,391,277
Accumulated deficit		(252,587,423)	(243,895,696)
Other equity components		25,510,766	5,496,261
Foreign currency translation reserve		12,864,945	2,600,609

Total Equity attributable to owners of the Company	15	159,511,072	131,072,457

Liabilities
Non-Current Liabilities
Loans and borrowings	12	23,274,447	17,577,451
Lease liabilities	9 and 12	25,039,157	18,172,444
Put option liabilities	12	—	3,776,438
Provisions		512,619	362,144
Government grants	16	596,491	1,254,783
Deferred tax liabilities	22	26,413	30,477

Total Non-Current Liabilities		49,449,127	41,173,737

Current Liabilities
Loans and borrowings	12	52,523,968	33,768,839
Derivative warrants liabilities	12	26,572,274	83,251,712
Lease liabilities	9 and 12	2,200,439	1,537,312
Put option liabilities	12	1,799,435	—
Trade and other financial payables	12	53,824,568	44,290,524
Other payables	22	8,831,358	5,004,837
Provisions		531,284	540,796
Government grants	16	1,584,007	1,534,856
Contract liabilities		374,579	437,517

Total Current Liabilities		148,241,912	170,366,393

Total Liabilities		197,691,039	211,540,130

Total Equity and Liabilities		357,202,111	342,612,587

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements

WALLBOX N.V.

Interim Condensed Consolidated statements of profit or loss and other comprehensive income for the six months ended June 30, 2022 and 2021

(In Euros)

	Notes	June 30, 2022 (*)	June 30, 2021 (*)
Revenue	17	67,810,927	27,317,916
Changes in inventories and raw materials and consumables used	18	(39,871,268)	(14,514,593)
Employee benefits	19	(43,398,550)	(11,836,642)
Other operating expenses	18	(41,377,860)	(11,677,408)
Amortization and depreciation	8,9,10	(7,999,049)	(3,282,059)
Net other income		1,367,503	680,489

Operating Loss		(63,468,297)	(13,312,297)
Financial income	20	2,070,035	2,674
Financial expenses	20	(3,437,423)	(26,069,934)
Change in fair value of derivative warrant liabilities	20	62,350,757	—
Foreign exchange gains/(losses)	20	(6,082,108)	258,109

Financial Income/(Loss)		54,901,261	(25,809,151)
Share of loss of equity-accounted investees	11	(713,816)	—

Loss before Tax		(9,280,852)	(39,121,448)
Income tax credit	22	589,125	715,770

Loss for the Period	21	(8,691,727)	(38,405,678)
Earnings per share
Basic and diluted losses per share (euros per share)	21	(0.05)	(0.41)

Loss for the Period		(8,691,727)	(38,405,678)
Comprehensive income/(loss)
Comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods
Currency translation differences in foreign operations, net of tax		10,264,336	137,652
Changes in the fair value of debt instruments at fair value through other comprehensive income, net of tax		(6,655)	(196)

Net comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods		10,257,681	137,456

Other comprehensive income/(loss) for the Period		10,257,681	137,456

Total comprehensive income/(loss) for the Period		1,565,954	(38,268,222)

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements

WALLBOX N.V.

Interim Condensed Consolidated statements of changes in equity for the six months ended June 30, 2022 and 2021

(In Euros)

		Attributable to owners of the Company
	Notes	Share capital	Share premium	Accumulated deficit	Other equity components	Foreign currency translation reserve	Total equity
Balance at January 1, 2022		44,480,006	322,391,277	(243,895,696)	5,496,261	2,600,609	131,072,457

Total comprehensive (loss)/income for the period
Loss for the Period				(8,691,727)			(8,691,727)
Other comprehensive income/(loss) for the period					(6,655)	10,264,336	10,257,681

Total comprehensive income for the period		—	—	(8,691,727)	(6,655)	10,264,336	1,565,954
Transactions with owners of the Company
Capital increase	15	151,241	6,700,260		(524,723)		6,326,778
Share based payments	19				20,545,883		20,545,883

Total contributions and distributions		151,241	6,700,260	—	20,021,160	—	26,872,661

Total transactions with owners of the Company		151,241	6,700,260	(8,691,727)	20,014,505	10,264,336	28,438,615

Balance at June 30, 2022 (*)		44,631,247	329,091,537	(252,587,423)	25,510,766	12,864,945	159,511,072

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements

WALLBOX N.V.

Interim Condensed Consolidated statements of changes in equity for the six months ended June 30, 2022 and 2021 (continued)

(In Euros)

		Attributable to owners of the Company
	Notes	Share capital	Share premium	Accumulated deficit	Other equity components	Foreign currency translation reserve	Total equity
Balance at January 1, 2021		196,059	28,725,511	(20,118,232)	3,353,614	76,169	12,233,121

Total comprehensive (loss)/income for the Period
Loss for the Period		—	—	(38,405,678)	—	—	(38,405,678)
Comprehensive income/(loss) for the Period		—	—	—	(196)	137,652	137,456

Total comprehensive income for the Period		—	—	(38,405,678)	(196)	137,652	(38,268,222)
Transactions with owners of the Company
Share based payments	19	—	—	—	723,709	—	723,709

Total contributions and distributions		—	—	—	723,709	—	723,709

Total transactions with owners of the Company		—	—	(38,405,678)	723,513	137,652	(37,544,513)

Balance at June 30, 2021 (*)		196,059	28,725,511	(58,523,910)	4,077,127	213,821	(25,311,392)

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements

WALLBOX N.V.

Interim Condensed Consolidated statements of cash flows for the six months ended June 30, 2022 and 2021

(In Euros)

	Notes	June 30, 2022 (*)	June 30, 2021 (*)
Cash flows from Operating Activities

Loss for the Year		(8,691,727)	(38,405,678)
Adjustments for:
Amortisation and depreciation	8, 9, 10	7,999,049	3,282,059
Expected credit loss for trade and other receivables	12	1,755,788	(68,903)
Write-off of inventories	13	227,664	—
Others impairments and losses	12 and 18	—	69,227
Change in provisions		140,963	183,120
Government grants	16	(784,924)	(325,372)
Results from disposals of property plant and equipment		—	(10,716)
Financial income	20	(2,070,035)	(2,674)
Financial expenses	20	3,437,423	26,069,934
Change in fair value of derivative warrant liabilities	20	(62,350,757)	—
Exchange differences	20	6,082,108	(258,109)
Income tax benefit	22	(589,125)	(715,770)
Share based payments expense	19	20,545,883	1,036,053
Share of loss of equity accounted associates	11	713,816	—
Changes in
- inventories		(27,210,812)	(6,259,941)
- trade and other financial receivables		(13,003,400)	(10,585,131)
- other assets		7,891,727	(2,811,006)
- trade and other financial payables		15,211,188	11,929,177
- contract liabilities		(62,938)	6,407

Net cash used in operating activities		(50,758,109)	(16,867,323)

Cash flows from Investing Activities
Investment on Joint Venture		(713,816)	—
Loans granted to Joint Venture	12	(140,499)	(503,127)
Acquisition of intangible assets	10	(11,675,156)	(8,168,360)
Acquisition of property, plant and equipment	8	(18,274,301)	(3,197,616)
Acquisition of financial assets at amortized costs		—	(325,809)
Acquisition of financial assets at fair value through profit or loss	12	(2,559,974)	(4,007,461)
Other financial assets, net		—	(360,838)
Proceeds from sale of property, plant and equipment	8 and 10	—	144,019
Proceeds from sale of financial assets at fair value through profit or loss	12	54,335,686	—
Interest received	20	15,123	2,674

Net cash from (used) investing activities		20,987,063	(16,416,518)

WALLBOX N.V.

	Notes	June 30, 2022 (*)	June 30, 2021 (*)
Cash flows from Financing Activities
Proceeds from issuing equity instruments
(Warrants conversion and other)	12	4,667,288	—
Purchase of share-based payments plan		—	(312,372)
Proceeds from government grants		487,710	124,470
Proceeds from loans and borrowings	12	177,949,550	23,965,099
Proceeds from convertible bonds		—	34,550,000
Proceeds from shareholders loan		(30,006)	—
Repayments of loans and borrowings	12	(153,564,569)	(20,071,843)
Repayment of capitalized interests		(223,281)	—
Payment of principal portion of lease liabilities	9	(441,386)	(376,273)
Payment of interest on lease liabilities	9	(606,793)	(155,979)
Interest and bank fees paid	20	(1,181,471)	(295,379)

Net cash from financing activities		27,057,042	37,427,723

Net increase/(decrease) in cash and cash equivalents		(2,714,004)	4,143,882
Cash and cash equivalents at beginning of period		113,865,299	22,338,021
Exchange gains		8,724,049	76,177

Cash and cash equivalents at the end of the period		119,875,344	26,558,080

(*) Unaudited

The notes form an integral part of these interim condensed consolidated financial statements

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

1.	Reporting Entity

Wallbox N.V. (the “Company” or “Wallbox”) was incorporated as a Dutch private limited liability company under the name Wallbox B.V. on June 7, 2021, and later converted into a Dutch public limited liability company. Registered in the Commercial Registry of the Netherlands Chamber of Commerce under number 83012559. With headquarter in Amsterdam, the Netherlands, the mailing and business address is Carrer del Foc 68, 08038 Barcelona, Spain.

These interim condensed consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is primarily involved in development, manufacture, and retail innovative solutions for charging electric vehicles.

Wallbox is the Parent of the Group. The Group subsidiaries as of June 30, 2022 and 2021 are set out in Note 26. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, all voting rights are equal to the proportion of ownership of shares held by the Group. The Group also has investments in a joint venture (see Notes 11 and 23).

Wallbox is listed on the New York Stock Exchange with the ticker WBX.

2.	Basis of Preparation

These interim condensed consolidated financial statements of Wallbox N.V. and Subsidiaries for the six-month period ended June 30, 2022 which have been based on the accounting records kept by the Parent Company and its subsidiaries, were prepared by the Finance Department of the Company.

These interim condensed consolidated financial statements were prepared by the Directors of Wallbox in accordance with IAS 34 “Interim financial reporting”, and of all the obligatory accounting principles and rules and measurement bases. Accordingly, they are a fair presentation of the equity and consolidated financial position of the Group as of June 30, 2022, as well as the results of its operations, the consolidated changes in equity and the consolidated cash flows during the interim period ended on that date.

As it has been indicated, this interim consolidated financial information has been prepared in accordance with IAS 34 “Interim financial reporting”, meaning that these interim condensed consolidated financial statements do not include all the information and disclosures that would be required for the complete consolidated financial statements prepared in accordance with the International Financial Reporting Standards, and must be read together with the consolidated financial statements from the financial year ended on December 31, 2021, drawn up in accordance with the existing International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which were published on May 2, 2022.

Going concern:

The accompanying interim condensed consolidated financial statements have been prepared assuming the Group will continue as a going concern. The going concern basis of presentation assumes that it will continue in operation for at least a period of one year after the date these interim condensed consolidated financial statements are issued and contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Wallbox has incurred net losses and significant cash outflows from cash used in operating activities over the past years, as it has been investing significantly in the development of its electric vehicle charging products. During the first six months of the year, the Company incurred a consolidated net loss of Euros 8.7 million, negative cash flows from operations amounted to Euros 50.8 million. As of June 30, 2022, the Company had

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements an accumulated deficit of Euros 252.6 million but a positive total equity balance of Euros 159.5 million. As of June 30, 2022, the Company cash and cash equivalents is Euros 119.9 million.

In assessing the going concern basis of preparation of the interim condensed consolidated financial statements, Wallbox has estimated the expected cash flows for the next 12 months, including the compliance with covenants, exercise of warrants and availability of other financial funding from banks.

Based on these estimations we consider that the expected cash outflows in the next 12 months will be covered. Although the expectation for the next year is to continue reflecting net losses, as the Company will continue investing in product and expansion, the cash level is sufficient for the next 12 months.

We have analyzed the potential impacts of external factors as the Ukraine-Russia conflict, and we consider that it could disrupt our supply of critical components among our manufacturing facilities in Barcelona as well as our production and the sales of EVs. As a result of the war, we stopped selling our products in Ukraine and Russia, and are not able to pursue new deals with customers in those countries. Although such sales were insignificant to our business, if the war were to be extended worldwide, this could cause additional disruptions to our operations. Such disruptions could negatively affect our ability to provide critical components to affiliates or produce finished goods for customers, which could increase our costs, require capital expenditures, and harm our results of operations and financial condition. However, considering that those countries are not significant for our business and that we have managed the supply chain constraints, as the higher prices of the energy could be an opportunity for Wallbox because it could be argued that it has accelerated the need for smarter EV chargers that have intelligent energy management features, we conclude that it will not affect significantly the normal course of the business.

Basis of measurement

These interim condensed consolidated financial statements have been prepared on a historical cost basis, except for the financial assets relating to investments which are measured at fair value through other comprehensive income (FVTOCI), the financial investments related to investment funds with financial institutions which are measured at fair value through profit or loss (FVTPL) and the derivative warrant liabilities and the put option liability associated with the business acquisitions, which are measured at fair value through profit or loss (FVTPL).

Basis of consolidation

The consolidation basis applied in the interim condensed consolidated financial statements is consistent with the consolidated financial statements for the year ended on December 31, 2021 (the “ 2021 consolidated financial statements”), which are detailed in Note 2 “Basis of consolidation” thereto.

These interim condensed consolidated financial statements are presented in euros, which is also the Company’s functional currency. All amounts have been rounded to the nearest unit of Euros, unless otherwise indicated.

Changes in the scope of consolidation

There aren’t any changes in the scope of consolidation since December 31, 2021.

3.	Use of Judgements and Estimates

The preparation of these interim condensed consolidated financial statements requires, as established by IAS 34, the Directors of the Group to make certain estimates and judgements that do not differ significantly

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements from those considered in the preparation of the consolidated financial statements for the year ended on December 31, 2021 set out in Note 3.

During the six-month period ended on June 30, 2022, no significant changes have occurred in the assumptions linked to the judgements and estimates disclosed in the 2021 consolidated financial statements, except for the put option liability valuation, which has been remeasured according to the subsequent events described in Note 25.

During the first six months of the year no impairment indicators were identified that would lead to a decrease in value of non-current assets (including goodwill) as compared to what was reported in the 2021 consolidated financial statements.

Critical judgement and estimates

A summary of the critical aspects that have also involved a greater degree of judgement or complexity, or those in which the assumptions and estimates have an influence on the preparation of these financial statements, is given below:

Key assumptions concerning the future and other relevant data on the estimation of uncertainty at the reporting date, which entail a considerable risk of significant changes in the value of the assets and liabilities in the coming year, are as follows:

•	Going concern: Disclosures related to the going concern have been included in Note 2 Basis of preparation.

•

Share based payments: The Company’s management measures equity settled share-based payments at fair value at the date of grant and expenses the cost over the vesting period, based upon management’s estimate of equity instruments that will eventually vest, along with a corresponding increase in equity. At each statement of financial position date, management revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves. The assumptions considered in the valuation of shared based payments are included in Note 19.

The date at which the fair value of the equity instruments granted is measured for the purposes of IFRS 2 for transactions with employees and others providing similar services is the grant date. Grant date is the date at which the entity and the employee agree to a share-based payment arrangement, being when the entity and the counterparty have a shared understanding of the terms and conditions of the arrangement. At grant date, the entity confers on the counterparty the right to cash, other assets, or equity instruments of the entity, provided the specified vesting conditions, if any, are met. If that agreement is subject to an approval process (for example, by shareholders), grant date is the date when that approval is obtained.

In addition, we have not considered in the valuation the employee rotation rate and, consequently we have considered a 100% of probability of continuation of the employees in the Group because there is no available data on comparable company with a similar plan in place so as to observe the rotation coefficient and the historical rotation coefficient within the company is modified in a significant manner due to the existence of these plans. This fact implies that it is not representative of future behaviour.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Additionally, except for the valuation of put options liability mentioned above, there have been no changes in the judgement and estimates related to the impairment of non-current assets (including goodwill), the capitalization of development cost by determination of the useful life of intangible assets, measurement of share-based payment as a result of the new plans or the recognition of the income tax.

4.	New IFRS and IFRIC not yet effective

The standards and interpretations effective during this period and those issued but not yet in force are detailed below:

a)	Standard and interpretation effective as of January 1, 2022

After an analysis of the standards and interpretations effective during this period, we have concluded that we don’t expect any significant impacts on the current financial statements.

b)	Standard and interpretation not yet effective:

•	IAS 8 Accounting policies, Changes in Accounting Estimates and Errors—Amendments regarding the definition of accounting estimates (February 2021)

•	IAS 12 Income Taxes—Amendments regarding deferred tax on leases and decommissioning obligations (May 2021)

•

IAS 1 Presentation of Financial Statements – Amendments regarding the classification of liabilities (January 2020) and Amendment to defer the effective date of the January 2020 amendments (July 2020) and Amendments regarding the disclosure of accounting policies (February 2021)

We do not expect that these standards will have a significant impact on the financial statements.

5.	Significant and New Accounting Policies

The accounting policies and valuation standards used when preparing these interim condensed consolidated financial statements are consistent with those used when preparing the consolidated financial statements as at and for the financial year ended on December 31, 2021, and which are detailed therein.

Moreover, during the six-month period ended on June 30, 2022, the Group has continued managing its activities by taking into account the financial risk and capital management policy set out in Note 24 of the consolidated financial statements for the 2021 financial year.

6.	Business Combinations

During the first six months of 2022, no new business combinations have occurred. The business combination between Wallbox N.V., Wallbox Chargers and Kensington and our acquisition of Intelligent Solutions AS and Electromaps, S.L. have finalized in 2021 with no changes compared to the amounts shown in the consolidated financial statements as of and for the year ended December 31, 2021.

After June 30, 2022 but before the date of the issuance of this interim condensed consolidated financial statements the following business combinations have occurred:

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

AR Electronic Solutions, S.L.

On July 29, 2022, Wallbox Chargers, S.L. acquired 100% of shares of AR Electronics Solutions, S.L., incorporated in Spain. The total consideration for this transaction is Euros 10.499.985,23 and consists of a payment in cash of Euros 4,200,000 at the date of acquisition and the issuance of 700,777 Class A shares of Wallbox N.V. whose nominal value is Euros 0.12 per share. In addition, there are three earn-out payments of up to Euros 1,000,000 each, 50% in cash and 50% in Class A shares of Wallbox N.V. to be paid in 2023, 2024 and 2025 respectively, if certain conditions established in the acquisition contract are met.

AR Electronics Solutions, S.L. is the manufacturer of printed circuit boards and Wallbox believes acquiring AR Electronics Solutions, S.L. and these in-house capabilities will further differentiate the Group’s technology, improve its vertical integration and be a key point of differentiation for Wallbox in light of global continued supply chain uncertainties.

With respect to the business combination mentioned above, as of the date of these interim condensed consolidated financial statements, the current available information about the opening balance are in progress and is not available.

Coil, Inc.

On August 4, 2022, Wallbox USA, Inc. acquired 100% of shares of Coil, Inc., incorporated in the United States of America. The total consideration for this transaction is USD 3,589,999 and consists of a payment in cash of USD 1,080,000 at the date of acquisition and the issuance on January 2023 of 272,826 Class A shares of Wallbox N.V. whose nominal value is Euros 0.12 per share. In addition, there is an earn-out payment up to 304,350 Class A Shares of Wallbox N.V. (equivalent to a total value of up to USD 2,800,020) if certain conditions established in the acquisition contract are met.

Coil, Inc. is a provider of electrical installation services for EV charging, battery storage and electrical infrastructure in North America and Wallbox believes acquiring Coil, Inc. will allow the Group to further enhance service offerings to customers in residential and commercial settings and expand into the rapidly growing DC fast charging installation market.

With respect to the business combination mentioned above, as of the date of these interim condensed consolidated financial statements, the current available information about the opening balance are in progress and is not available.

7.	Operating Segments

Basis for segmentation

The Group’s business segment information included in this note is presented in accordance with the disclosure requirements set forth in IFRS 8, Operating Segments. Segment reporting is a basic tool used for monitoring and managing the Group’s different activities. Segment reporting is prepared based on the lowest level units, that are aggregated in line with the structure established by Group management to set up higher level units and, finally, the actual business segments.

The Group has consistently aligned the information from this item with the information used internally for the Top Management reports (Group Top Management consists of all Chief Officers acting as decision makers). The Group’s operating segments reflect its organizational and management structures. Group management reviews the Group’s internal reports, using these segments to assess its performance and allocate resources.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

The segments are differentiated by geographical areas from which revenue is or will be generated. The financial information for each segment is prepared by aggregating figures from the different geographical areas and business units existing in the Group. This information links both the accounting data from the units included in each segment and that provided by the management reporting systems. In all these cases, the same general principles are applied as those used in the Group.

For management purposes, the Group is organized into business units based on geographical areas and therefore has three reportable business segments. During the first six months of 2022 there have been no changes in the operating segments regarding the information shown in the 2021 consolidated financial statements. The operating business segments as of June 30, 2022 are as follows:

•	EMEA: Europe-Middle East Asia

•	NORAM: North America

•	APAC: Asia-Pacific

Transfer prices between operating segments are on an arm’s-length basis in a manner similar to transactions with third parties.

Information on reportable segments

Information related to each reportable segment is set out below. Segment operating profit (loss) is used to measure performance because management believes that this information is the most relevant in evaluating the results of the respective segments relative to other entities that operate in the same industries.

Reconciliations of information on reportable segments with the amounts reported in the financial statements for the first six months ended June 30, 2022

	June 30, 2022
(In Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue	66,137,129	7,593,299	194,815	73,925,243	(6,114,316)	67,810,927
Changes in inventories and raw materials and consumables used	(40,164,085)	(5,627,245)	(10,039)	(45,801,369)	5,390,101	(39,871,268)
Employee benefits	(39,792,740)	(3,426,375)	(179,435)	(43,398,550)	—	(43,398,550)
Other operating expenses	(33,992,020)	(7,541,053)	(40,096)	(41,573,169)	195,309	(41,377,860)
Amortization and depreciation	(7,376,597)	(621,436)	(1,016)	(7,999,049)	—	(7,999,049)
Other income	1,359,351	7,465	687	1,367,503	—	1,367,503

Operating Loss	(53,828,962)	(9,615,345)	(35,084)	63,479,391	11,094	(63,468,297)
Total Assets	383,861,409	150,394,375	78,413	534,334,197	(177,132,086)	357,202,111

Total Liabilities	219,284,808	37,522,650	41,156	256,848,614	(59,157,575)	197,691,039

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Reconciliations of information on reportable segments with the amounts reported in the financial statements for the first six months ended June 30, 2021

	June 30, 2021
(In Euros)	EMEA	NORAM	APAC	Total segments	Consolidated adjustments and eliminations	Consolidated
Revenue	27,719,109	1,505,897	88,900	29,313,906	(1,995,990)	27,317,916
Changes in inventories and raw materials and consumables used	(15,243,818)	(1,257,984)	(8,781)	(16,510,583)	1,995,990	(14,514,593)
Employee benefits	(10,863,697)	(881,263)	(91,682)	(11,836,642)	—	(11,836,642)
Other operating expenses	(11,113,882)	(535,819)	(27,707)	(11,677,408)	—	(11,677,408)
Amortization and depreciation	(3,200,819)	(80,796)	(444)	(3,282,059)	—	(3,282,059)
Other income	444,201	236,026	262	680,489	—	680,489

Operating Loss	(12,258,906)	(1,013,939)	(39,452)	(13,312,297)	—	(13,312,297)
Total Assets	132,787,102	2,780,415	51,524	135,619,041	(80,540)	135,538,501

Total Liabilities	159,812,130	4,215,461	15,537	164,043,128	(3,193,235)	160,849,893

There have been no significant transactions between segments during the periods ended June 30, 2022 and 2021 except for Inter-segment revenues and changes in inventories and raw materials and consumables used which are eliminated in the column ‘Consolidated adjustments and eliminations’.

Certain financial assets and liabilities are not allocated to those segments as they are also managed on a Group basis. These are mentioned in the adjustments and eliminations column.

External revenue by location of customers

(In Euros)	June 30, 2022	June 30, 2021
Country	Revenue	Revenue
Spain	8,424,679	2,460,908
Netherlands	7,572,981	1,627,869
France	7,004,541	2,018,922
Italy	6,361,705	3,101,828
United States	6,276,997	1,509,341
United Kingdom	5,288,703	2,794,942
Sweden	5,097,527	1,598,307
Germany	4,127,255	4,328,571
Belgium	4,045,526	940,619
Ireland	1,432,717	746,809
Canada	1,307,286	68,856
Australia	1,128,242	276,495
New Zeland	945,420	192,048
Portugal	896,795	375,240
Norway	715,233	2,547,880
Denmark	557,575	292,238
Czech Republic	506,879	47,074

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

(In Euros)	June 30, 2022	June 30, 2021
Country	Revenue	Revenue
Brazil	500,864	8,339
Israel	459,015	388,388
Thailand	425,378	193,207
Finland	412,512	8,835
Poland	375,408	220,195
Switzerland	129,989	365,635
Other countries	3,817,700	1,205,370

Total	67,810,927	27,317,916

8.	Property, Plant and Equipment

A. Reconciliation of carrying amount

(In Euros)	Buildings and leasehold improvements	Fixtures and fittings	Plant and equipment	Assets under construction	Total
Balance at December 31, 2021	12,623,023	2,645,274	9,167,229	838,176	25,273,702

Additions	4,200,206	290,263	3,362,030	8,721,010	16,573,509
Disposal					—
Transfers	639,900	18,276	180,000	(838,176)	—
Depreciation for the period	(890,142)	(189,222)	(893,249)		(1,972,613)
Translation differences	—	11,800	—	142,111	153,911

Balance at June 30, 2022	16,572,987	2,776,391	11,816,010	8,863,121	40,028,509

Cost
At December 31, 2021	13,082,928	3,061,197	9,871,301	838,176	26,853,602

At June 30, 2022	17,923,034	3,381,536	13,413,331	8,863,121	43,581,022

Accumulated amortization
At December 31, 2021	(459,905)	(415,923)	(704,072)	—	(1,579,900)

At June 30, 2022	(1,350,047)	(605,145)	(1,597,321)	—	(3,552,513)

Additions of property, plant and equipment for the first six months of 2022 for a total amount of Euros 16,573,509 mainly relates to leasehold improvements at the headquarters located in Barcelona and the investment in a new factory in Arlington (Texas—USA).

As of June 30, 2022, the unpaid outstanding invoices related to property, plant and equipment acquisitions amounted to Euros 8,906,729 (Euros 10,512,492 at 31 December 2021).

There are no items in use that were fully depreciated as of June 30, 2022 and 2021.

Other information

The commitment amounts to Euros 6,894,759 (Euros 11,438,281 as of December 31, 2021). These commitments mainly correspond to the work that as of June 30, 2022 are being executed in relation to the investments in the new factory in Arlington and tools and machinery for the Factory plant in Zona Franca.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

The Group has no restrictions on the sale of its property, plant and equipment and no pledge exists on these assets, at June 30, 2022 and 2021.

9.	Rights of Use Assets and Lease Liabilities

The considerations regarding the lease terms and the recognition exception are consistent with those disclosed in the consolidated financial statements for the year ended December 31, 2021.

a) Set out below are the carrying amounts of right-of-use assets recognized and the movements during the periods:

(In Euros)	Buildings	Vehicles	Other assets	Total
Balance at December 31, 2021	16,819,214	965,760	718,969	18,503,943

Additions	7,782,585	72,002	—	7,854,587
Depreciation for the period	(1,280,889)	(182,106)	(110,602)	(1,573,597)
Others	(553,323)			(553,323)
Translation differences	803,751	1,110	—	804,861

Balance at June 30, 2022	23,571,338	856,766	608,367	25,036,471

Main additions in the first six months of 2022 corresponds to the facility in Arlington—Texas (USA) with a lease term of 10 years and the office spaces in Norway.

b) Set out below are the carrying amounts of lease liabilities and the movements during the periods:

(In Euros)	Buildings	Vehicles	Other assets	Total
Balance at December 31, 2021	18,114,355	968,871	626,530	19,709,756

Additions to liabilities	8,519,807	72,002	—	8,591,809
Interest on lease liabilities	589,218	12,209	5,365	606,792
Lease payments	(718,191)	(188,672)	(141,316)	(1,048,179)
Others	(340,001)			(340,001)
Translation differences	(279,613)	(968)	—	(280,581)

Balance at June 30, 2022	25,885,575	863,442	490,579	27,239,596

The analysis of the contractual maturity of lease liabilities, including future interest payable, is as follows:

(In Euros)	June 30, 2022	December 31, 2021
6 months or less	1,719,133	1,189,290
6 months to 1 year	1,670,889	1,222,578
From 1 to 2 years	3,517,743	2,371,143
From 2 to 5 years	9,537,824	6,713,259
More than 5 years	19,347,654	15,320,036

	35,793,243	26,816,306

Amounts recognized in profit or loss derived from lease liabilities and expenses on short-term and low value leases (IFRS 16 exemption applied) are as follows:

(In Euros)	June 30, 2022	June 30, 2021
Interest on lease liabilities (see note 20)	606,793	155,979
Expenses relating to short-term and low value leases (see note 18)	976,144	263,967

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

10.	Intangible Assets and Goodwill

a) Intangible assets

Details and movement of items composing intangible assets are as follows:

(In Euros)	Software	Patents and customer relationships	Internally Developed Intangibles	Other	Total
Balance at December 31, 2021	4,841,816	831,214	31,515,038	121,834	37,309,902

Additions	913,221	13,337	10,384,027	364,571	11,675,156
Disposal					—
Amortization for the period	(526,551)	(67,926)	(3,858,362)		(4,452,839)
Translation differences	(438)	(15)	(15)		(468)

Balance at June 30, 2022	5,228,048	776,610	38,040,688	486,405	44,531,751

Cost
At December 31, 2021	6,020,434	1,004,120	37,646,580	121,834	44,792,968

At June 30, 2022	6,933,217	1,017,442	48,030,592	486,405	56,467,656

Accumulated amortization
At December 31, 2021	(1,178,618)	(172,906)	(6,131,542)	—	(7,483,066)

At June 30, 2022	(1,705,169)	(240,832)	(9,989,904)	—	(11,935,905)

During the first six months of 2022, the Group made investments in several development projects, including both, capitalized payroll expenses and acquired development amounting to Euros 10,384,027 (Euros 17,308,836 as of December 31, 2021).

From the total additions of Internally developed intangibles, Euros 8,258,090 (Euros 11,685,528 as of December 31, 2021) corresponds to the capitalization carried out by the Group in relation to the product development process, especially in the DC product under the names of Quasar and Supernova, AC product under the names of Pulsar, Cooper and Commander and MyWallbox software, and including the cost of services rendered or products acquired for each project amounting to Euros 2,125,937 (Euros 5,623,308 as of December 31, 2021).

The total additions of patents, licenses and similar, and computer software amount to Euros 926,558 (Euros 2,536,527 as of December 2021) and are mainly due to the implementation of new applications of software.

The Group has no fully amortized intangible assets in use as of June 30, 2022 and December 31, 2021.

The commitments to acquire intangibles amount to Euros 1,212,468 (1,024,487 euros as of 31 December 2021).

b)	Goodwill

The Goodwill breakdown by CGU as of June 30, 2022 and December 31, 2021 is as follows:

(In Euros)	June 30, 2022	December 31, 2021
Nordics	2,783,530	2,689,461
Electromaps / Software	3,456,841	3,456,841

Total	6,240,371	6,146,302

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

The change in the Goodwill carrying amount corresponds to exchange difference from Nordics business combination.

During the six month period ended June 30, 2022 the business is evolving as expected and no impairment indicators exist that could lead to the existence of impairment in relation to the goodwill or intangible assets of the Group.

11.	Equity-Accounted Investees

Joint venture

Wallbox-Fawsn New Energy Vehicle Charging Technology (Suzhou) Co., Ltd. (hereinafter “Wallbox Fawsn”) is a joint venture incorporated on June 15, 2019 over which the Group has joint control and a 50% interest. This company is not quoted on the stock exchange.

Wallbox Fawsn is structured as a separate vehicle and the Group has a residual interest in its net assets. Consequently, the Group has classified its investment in Wallbox Fawsn as a joint venture, pursuant to the agreement for the incorporation of Wallbox Fawsn.

The principal activity of the joint venture in China is the manufacture and sale of charging solutions with a clear focus on the automotive sector. The joint venture has orders signed for production volumes.

Details and movement of equity-accounted investees are as follows:

(In Euros)	Group`s share of loss for the year	Equity- Accounted Investees	Unrecognized share of losses
At June 15, 2019	—	641,051	—

Loss for the Year 2019	(387,565)	(387,565)	—

At December 31, 2019		253,486	—

Loss for the Year 2020	(422,216)	(253,486)	(168,730)

At December 31, 2020		—	(168,730)

Loss for the Year 2021	(652,974)	—	(652,974)

At December 31, 2021		—	(821,704)

Capital increase	—	713,816	—
Loss for the period ended June 30, 2022	(271,727)	(713,816)	442,089

At June 30, 2022		—	(379,615)

12.	Financial Assets and Financial Liabilities

The following table shows the carrying amounts and fair values of financial assets and liabilities, including their levels in the fair value hierarchy.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Financial assets

A breakdown of financial assets as of June 30, 2022 and December 31, 2021 is as follows:

A.	Current and non-current financial assets

	June 30, 2022		December 31, 2021
(In Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	34,288,327	—	22,527,376
Other receivables	—	84,905	—	6,922
Loans to employees	—	—	—	2,222
Loans granted to Joint Venture	—	1,330,499	—	685,048
Receivables from Joint Venture	—	537,310	—	535,268

Trade and other financial receivables	—	36,241,040	—	23,756,836
Loans granted to Joint Venture	70,000	—	565,873	—
Guarantee deposit	769,836	—	733,446	—

Non-current financial assets	839,836	—	1,299,319	—
Guarantee deposit		629,606	—	482,113
Financial investments		6,639,630	—	57,191,545

Other current financial assets	—	7,269,236	—	57,673,658
Cash and cash equivalents	—	119,875,344	—	113,865,299

Total	839,836	163,385,620	1,299,319	195,295,793

As of June 30, 2022, the Group has financial investments regarding investment funds in banks. The Group has considered their classification as current assets because expects to collect this amount in the following 12 months.

B.	Expected credit loss assessment for corporate customers as of June 30, 2022 and December 31, 2021.

The Group applies the IFRS 9 simplified approach to measuring expected credit losses using a lifetime expected credit loss provision for trade receivables and contract assets. To measure expected credit losses on a collective basis, trade receivables and contract assets are grouped based on similar credit risk and aging. The contract assets have similar risk characteristics to the trade receivables for similar types of contracts.

The impairment of trade receivables is recognized under the “Expected credit loss for trade and other receivables” in the other operating expenses (Note 18). The expected loss allowance recognized as of June 30, 2022 is Euros 763,347 (Euros 653,289 as of December 31, 2021). Additionally has the Company recognized a bad debt provision for Euros 1,645,729.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

C.	Financial assets by class and category

	June 30, 2022
(In Euros)	Financial assets measured at amortized cost	Financial assets measured at fair value with changes in PL	Financial assets measured at fair value with changes in OCI	Total
Customer sales and services	34,288,327	—	—	34,288,327
Other receivables	84,904	—	—	84,904
Loans to employees	—	—	—	—
Loans granted to Joint Venture	1,330,499			1,330,499
Receivables from Joint Venture	537,310	—	—	537,310

Trade and other financial receivables	36,241,040	—	—	36,241,040
Loans granted to Joint Venture	70,000	—	—	70,000
Guarantee deposit	769,836	—	—	769,836

Non-current financial assets	839,836	—	—	839,836
Guarantee deposit	629,606	—	—	629,606
Financial investments	129,007	6,309,545	201,078	6,639,630

Other current financial assets	758,613	6,309,545	201,078	7,269,236
Cash and cash equivalents	119,875,344		—	119,875,344

	157,714,833	6,309,545	201,078	164,225,456

	December 31, 2021
(In Euros)	Financial assets measured at amortized cost	Financial assets measured at fair value with changes in PL	Financial assets measured at fair value with changes in OCI	Total
Customer sales and services	22,527,376	—	—	22,527,376
Other receivables	6,922	—	—	6,922
Loans to employees	2,222	—	—	2,222
Loans granted to Joint Venture	685,048	—	—	685,048
Receivables from Joint Venture	535,268	—	—	535,268

Trade and other financial receivables	23,756,836	—	—	23,756,836
Loans granted to Joint Venture	565,873		—	565,873
Guarantee deposit	733,446		—	733,446

Non-current financial assets	1,299,319		—	1,299,319
Guarantee deposit	482,113		—	482,113
Financial investments	129,861	56,851,733	209,951	57,191,545

Other current financial assets	611,974	56,851,733	209,951	57,673,658
Cash and cash equivalents	113,865,299		—	113,865,299

	139,533,428	56,851,733	209,951	196,595,112

Financial assets measured at FVOCI correspond to investments in hedge funds whose quotation is considered level 1 for fair value purposes.

As of June 30, 2022, the Group has financial investments (investment funds) which have been valued at FVTPL amounting to Euros 6,309,545 (Euros 56,851,733 as of December 31, 2021). These financial assets are also considered level 1 for fair value purposes.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

The rest of the financial assets (both current and non-current) are measured at their amortized cost, which, as a consequence of their short-term nature, does not materially differ from their fair value.

Financial liabilities

A.	Loans and borrowings

	June 30, 2022		December 31, 2021
(In Euros)	Non- current	Current	Non- current	Current
Loans and borrowings	23,274,447	52,523,968	17,577,451	33,768,839
Derivative warrant liabilities	—	26,572,274	—	83,251,712
Lease liabilities (see note 9)	25,039,157	2,200,439	18,172,444	1,537,312
Put option liability (Notes 6 and 25)	—	1,799,435	3,776,438	—

Total	48,313,604	83,096,116	39,526,333	118,557,863

Financial liabilities are measured at their amortized cost, which does not differ from their fair value (it is considered that the interest rates applicable to all of them still represent market spreads), except for the derivative warrant liabilities and the put option liability which are measured at FVTPL.

Decrease on Derivative warrant liabilities is mainly due to a decrease of the fair value of public and private warrants based on the valuation prepared by an independent expert. The impact of this decrease has been recognized as “Change in fair value of derivative warrant liabilities” in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended on June 30, 2022 (Note 20).

Loans and borrowings

Bank Loans

As of June 30, 2022, the Group had credit lines and other financing products of Euros 58,020 thousand (Euros 21,370 thousand as of December 31, 2021), of which a total of Euros 49,307 thousand have been drawn down (Euros 5,078 thousand as of December 31, 2021).

Interest expenses from banks loans amounted to Euros 1,245,474 as of June 30, 2022 (Euros 289,259 as of June 30, 2021) (See Note 20).

The group has loans which imply the compliance of certain conditions. On December 31, 2021, the Group received a waiver from Banco Santander to comply with the covenants for financial year 2021 as included in the loan agreement signed on April 21, 2021. As such, management believes that the covenant loan can be presented as non-current liabilities in the consolidated statement of financial position, except for the repayment obligation of the following 12 months.

Details of the maturities, by year, of the principals and interest of the loans and borrowings (to be paid during the life of this loans and borrowings) as of June 30 are as follows:

(In Euros)	June 30, 2022		December 31, 2021
1 July 2022 - 30 June 2023	53,714,480	2022	34,826,436
1 July 2023 - 30 June 2024	4,910,147	2023	3,220,015
1 July 2024 - 30 June 2025	6,554,466	2024	5,499,469
1 July 2025 - 30 June 2026	5,731,491	2025	4,170,302
1 July 2026 - 30 June 2027	5,324,873	2026	3,870,419
More than five years	3,505,278	More than five years	3,570,630

	79,740,736		55,157,271

(*)	Including the interest expenses to be paid in the future.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Details of the Loan and borrowings as of June 30, 2022 and December 31, 2021 are as follows:

(in Euros)			June 30, 2022
Company	Currency	Effective interest rate	Less than 1 year	1 to 3 years	Over 3 years	Total
Non-Current Liabilities
Fixed rate loan	EUR	1.55% - 3.90%	1,526,631	4,627,483	3,304,549	9,458,663
Floating rate loan	EUR	Euribor + 1.35% - 4%	50,720,221	1,019,584	—	51,739,805
Covenant Loan	EUR	1.85%	153,314	490,408	323,633	967,355
Covenant Loan	EUR	7.70%	—	8,318,072	4,081,250	12,399,322

			52,400,166	14,455,547	7,709,432	74,565,145

Current Liabilities
Fixed rate loan	EUR	0%	123,801	146,438	963,031	1,233,270

			52,523,967	14,601,985	8,672,463	75,798,415

(in Euros)			December 31, 2021
Company	Currency	Effective interest rate	Less than 1 year	1 to 3 years	Over 3 years	Total
Bank Loans
Fixed rate loan	EUR	1.55% - 3.85%	13,739,369	1,584,438	485,363	15,809,170
Floating rate loan	EUR	Euribor + 1.35% - 4%	19,514,084	781,712	—	20,295,796
Covenant Loan	EUR	1.85%	88,603	316,608	574,700	979,911
Covenant Loan	EUR	7.70%	360,471	4,171,231	8,825,079	13,356,781

			33,702,527	6,853,989	9,885,142	50,441,658

Borrowings
Fixed rate loan	EUR	0%	66,313	97,624	740,696	904,633

			33,768,840	6,951,613	10,625,838	51,346,291

Borrowings

As of June 30, 2022, loans and borrowings with shareholders amount to Euros 11,900 (Euros 41,906 as of December 31, 2021), and a loan from a Government entity (CDTI) totals Euros 1,109,467 (Euros 862,726 as of December 31, 2021).

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Derivative warrants liabilities

Derivative warrants liabilities correspond to Public and Private Warrants issued by Kensington, which have been assumed by Wallbox. Movement in the derivative warrant liabilities for first six month of year 2022 and for the year ended December 31, 2021 is summarized as follows:

	Public Warrant		Private Warrant		Total
	Number of warrants	Euros	Number of warrants	Euros	Number of warrants	Euros
At December 31, 2021	5,705,972	24,886,138	8,933,333	58,365,574	14,639,305	83,251,712

Public Warrants exercised on 11 January 2022	(141,808)	(471,609)	(50,000)	(275,670)	(191,808)	(747,279)
Public Warrants exercised on 1 February 2022	(304,635)	(933,384)	—	—	(304,635)	(933,384)
Public Warrants exercised on 23 March 2022	(22)	(73)	—	—	(22)	(73)
Change in fair value of derivative warrant liabilities	—	(15,689,507)	—	(46,661,252)	—	(62,350,759)
Exchange differences	—	2,090,259	—	5,261,798	—	7,352,057

At June 30, 2022	5,259,507	9,881,824	8,883,333	16,690,450	14,142,840	26,572,274

For the exercise of the public warrants, the Group has collected in cash an amount of Euros 4,667,288 during the period ended June 30, 2022.

Public Warrants entitle the holder to convert each warrant into one Class A ordinary share of Wallbox of Euros 0.12 par value at an exercise price of USD11.50.

Private Warrants, on a cash-less basis, entitle their holder to convert the warrants into a number of Wallbox Class A ordinary share of Euros 0.12 par value equal to the product of the number of warrants to convert multiplied by the quotient obtained by dividing the excess of ‘Sponsor’s Fair Market Value’ over the exercise price of USD11.50 between the Sponsor’s Fair Market Value’.

The Sponsor Fair Market Value is the average last reported sale price of the ordinary shares for the ten (10) trading days ending on the third trading day prior to the date on which notice of exercise of the Private Warrant.

Until warrant holders acquire the ordinary shares upon exercise of such warrants, they will have no voting or economic rights. The warrants will expire on October 1, 2026, five years after the Transaction, or earlier upon redemption or liquidation in accordance with their terms.

As there are no elements in the warrant agreements that give Wallbox the possibility to prevent the warrant owners to convert their warrants within 12 months Wallbox has classified the derivative warrant liabilities as current liability.

The financial liability for the derivative warrants is accounted for at fair value through profit or loss. The Public and Private Warrants are listed and have been measured at fair value using the quoted price (Level 1). As of June 30, 2022, the fair value of the public and private warrants was USD 1.95. Consequently, for the first six month of year 2022, the Group has recognized an income of Euros 62,350,757 in profit or loss, which has been presented as a change in the fair value of derivative warrant liabilities under net finance expenses.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Reconciliation of movements of liabilities to cash flows arising from financing activities

(In Euros)	Loans and borrowings	Derivative warrant liabilities	Lease liabilities	Total
Balance at January 1, 2022	51,346,290	83,251,712	19,709,756	154,307,758

Proceeds from loans	177,949,550	—	—	177,949,550
Principal paid on lease liabilities	—	—	(441,386)	(441,386)
Interest paid on lease liabilities	—	—	(606,793)	(606,793)
Repayments of loans	(153,564,569)	—	—	(153,564,569)
Interest and bank fees paid	(1,181,471)	—	—	(1,181,471)
Interest paid on convertible bonds	(223,281)	—	—	(223,281)
Other payments	(30,006)	—	—	(30,006)

Total changes from financing cash flows	22,950,223	—	(1,048,179)	21,902,044

The effect of changes in foreign exchange rates	—	7,352,057	(280,581)	7,071,476

Public Warrants exercised	—	(1,680,738)	—	(1,680,738)
Change in fair value of derivative warrant liabilities	—	(62,350,757)	—	(62,350,757)
New leases	—	—	8,251,807	8,251,807
Governmental loan to receive	246,741	—		246,741
Interest and bank fees expenses	1,255,161	—	606,793	1,861,954

Total liability-related other changes	1,501,902	(64,031,495)	8,858,600	(53,670,993)

Balance at June 30, 2022	75,798,415	26,572,274	27,239,596	129,610,285

Trade and other financial payables

Details of trade and other financial payables as of June 30, 2022 and December 31, 2021 are as follows:

(In Euros)	June 30, 2022	December 31, 2021
Suppliers	46,071,491	40,573,427
Various payables	3,584,382	351,000
Personnel (salaries payable)	4,123,231	3,255,208
Customer advances	45,464	110,889

Total	53,824,568	44,290,524

Trade and other payables are unsecured and are paid in less than 12 months upon recognition. The carrying amounts of trade and other payables are considered equal to their fair values, due to their short-term nature.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

13.	Inventories

Details of inventories as of June 30, 2022 and as of December 31, 2021 are as follows:

(In Euros)	June 30, 2022	December 31, 2021
Raw materials	24,023,441	5,225,600
Work in progress	14,762,806	11,998,927
Finished goods	15,686,174	10,264,746

Total	54,472,421	27,489,273

The Group has insurance policies in place to cover all inventories, with specific global insurances coverage for each of the Group’s warehouses.

There were no commitments for the purchase of inventories as of June 30, 2022 and December 30, 2021. Advance payments for the acquisition of inventories as of June 30, 2022 are Euros 1,253,183 (Euros 2,107,551 as of December 31, 2021).

Based on current information, the group has booked an inventory provision of Euros 538,867 at June 30, 2022 to cover the impact of slow-moving and accrual obsolescence inventories (Euros 311,203 at December 31, 2021). (see Note 18).

The group has increased the stock level during the first six months of 2022 mainly due to the purchases of raw materials needed to achieve the business plan.

14.	Cash and Cash Equivalents

Detail of Cash and cash equivalents are as follows:

(In Euros)	June 30, 2022	December 31, 2021
Cash	2,757	2,678
Bank and other credit institutions	11,636,349	2,926,469
Bank and other credit institutions, foreign currency	108,044,344	110,876,659
Other cash equivalents	191,894	59,493

Total	119,875,344	113,865,299

The current accounts earn interest at the market rates applicable, and this interest is not significant.

Bank and other credit institutions, foreign currency:

(In Euros)	June 30, 2022	December 31, 2021
USD	104,910,938	108,294,585
GBP	645,073	1,500,124
NOK	613,387	406,168
SEK	1,403,566	360,299
DKK	471,380	245,849
CNY	—	69,634

Total	108,044,344	110,876,659

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

15.	Capital and Reserves

Share capital

As of June 30, 2022 issued share capital is as follows:

(In Euros)	Total Shares	Share Capital
Class A shares of euro 0.12 nominal value each	139,419,121	16,730,295
Class B shares of euro 1.20 nominal value each	23,250,793	27,900,952

Total	162,669,914	44,631,247

During the first six months of 2022 there have been the following share-capital and share premium movements:

(In Euros)	Shares	Price per	Share Capital	Share Premium
At December 31, 2021	161,409,576		44,480,006	322,391,277

January 11, 2022 Kensington Warrant conversion (Class A Shares)	156,699	0.12	18,804	2,205,336
February 1, 2022 Kensington Warrant conversion (Class A Shares)	304,635	0.12	36,556	4,032,336
March 23, 2022 Kensington Warrant conversion (Class A Shares)	22	0.12	3	14,015
April 21, 2022 Stock option plan execution (MSOP/ESOP) (Class A Shares)	100	0.12	12	11,597
April 29, 2022 Stock option plan execution (MSOP/ESOP) (Class A Shares)	17,108	0.12	2,053
May 13, 2022 Stock option plan execution (MSOP/ESOP) (Class A Shares)	183,832	0.12	22,060
May 20, 2022 Stock option plan execution (MSOP/ESOP) (Class A Shares)	113,977	0.12	13,677	233,953
May 27, 2022 Stock option plan execution (MSOP/ESOP) (Class A Shares)	103,789	0.12	12,455
June 3, 2022 Stock option plan execution (MSOP/ESOP) (Class A Shares)	167,278	0.12	20,073
June 10, 2022 Stock option plan execution (MSOP/ESOP) (Class A Shares)	104,096	0.12	12,492	203,023
June 17, 2022 Stock option plan execution (MSOP/ESOP) (Class A Shares)	108,802	0.12	13,056

At June 30, 2022	162,669,914		44,631,247	329,091,537

Nature and purpose of reserves

Consolidated accumulated deficit

As of June 30, 2022, consolidated accumulated deficit amounts to Euros 252,587,423 (Euros 243,895,696 as of December 31, 2021).

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations, as well as the effective portion of any foreign currency differences arising from hedges of a net investment in a foreign operation. This legal reserve is not freely distributable. This reserve amounts to Euros 12,864,945 as of June 30, 2022 (Euros 2,600,609 as of December 31, 2021).

Other equity components:

Share-based payments

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. This reserve amounts to Euros 25,504,417 as of June 30, 2022 (Euros 5,483,285 as of December 31, 2021). Refer to Note 19 for further details of these plans.

Measurement adjustments to financial assets through OCI

Investments in hedge funds referred to in Note 12 are measured at fair value at year end. The change in their valuation is recognized as other equity components through other comprehensive income amounting to Euros 6,655.

16.	Government Grants

Details of Government grants as of June 30, 2022 and December 31, 2021 are as follows:

		June 30, 2022		December 31, 2021
Grants	Goverment Entity	Non-current Liability	Current liability	Non-current Liability	Current liability
Flexener	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	97,494	202,389	180,711	183,342
Movilidad 2030	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	206,366	554,165	245,605	786,358
Zeus Ptas	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	186,272	441,405	284,621	530,409
Magnetor	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	4,778	17,808	0	34,747
Minichargers	Centro para el Desarrollo Tecnológico Industrial. E.P.E. (CDTI)	14,540	54,195	0	0
Coldpost	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	10,269	27,893	0	0
Cupons Industria	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	1,993	7,431	0	0
Alt Impac	Agencia para la Competitividad de la Empresa de la Generalitat de Catalunya (ACCIÓ)	74,779	278,721	543,846	0

Total		596,491	1,584,007	1,254,783	1,534,856

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Government grants include the grants assigned to the Group by the “Centro para el Desarrollo Tecnológico Industrial, E.P.E. (CDTI)” and “Agencia para la Competitividad de la Empresa de la Generalitat de Cataluña (ACCIÓ)” for an amount of Euros 1,779,412 and Euros 401,086, respectively, to develop new technologies and promote smart mobility solutions. The impact in the interim condensed consolidated statement of profit or loss and other comprehensive income (recognized in the “Net Other income” (for the first six months of 2022 amounts to Euros 784,924 (Euros 325,372 for the period ended June 30, 2021), as a result of the established conditions agreed with the aforementioned entities. As of June 30, 2022 Euros 3,568,255 are pending to be received from government entities (Euros 3,633,441 as of December 31, 2021).

17.	Revenue from Contracts with Customers

Disaggregation of revenue from contracts with customers

Below revenue is shown following product lines and geographical segments:

(Euros)	June 30, 2022	June 30, 2021
Lines:
Sales of goods	65,745,738	26,342,367
Sales of services	2,065,189	975,549

Total	67,810,927	27,317,916

Geographical markets:
EMEA	60,207,028	25,723,119
NORAM	7,593,299	1,505,897
APAC	10,600	88,900

Total	67,810,927	27,317,916

There is no customer exceeding 10% of the total revenues for the six month period ended June 30, 2022 and 2021.

Sales services includes mainly installations services, software services and others.

18.	Expenses

A.	Changes in inventories and raw materials and consumables used

Details of Changes in inventories and raw materials and consumables used is as follows:

(In Euros)	June 30, 2022	June 30, 2021
Consumption of finished goods, raw materials and other	38,462,414	13,781,397
Scrap stock, slow moving & obsolete accrual	227,664	—
Work carried out by other companies	1,181,190	733,196

Total	39,871,268	14,514,593

Changes to inventory are recorded in consumption of finished goods, raw materials and other consumables.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

B.	Operating expenses

Operating expenses are mainly as follows:

(Euros)	June 30, 2022	June 30, 2021
Marketing expenses	15,080,214	2,606,336
External temporary workers	2,865,413	1,879,525
Professional services	4,441,881	1,655,625
Office expense	3,336,365	827,694
Delivery	3,703,825	1,106,432
Custom duty, tax, penalties	303,928	317,326
Utilities and similar expenses	1,782,999	528,182
Fees	1,049,316	482,022
Insurance premium	1,820,460	472,068
Short-term and low value leases (see note 9)	976,144	263,967
Bank Services	311,329	210,054
Travel expenses	1,702,088	191,892
Repairs	105,109	84,664
Others impairments and losses (see note 12)	1,645,729	69,227
Expected credit loss for trade and other receivables (see note 12)	110,059	(68,903)
Other	2,143,001	1,051,297

Total	41,377,860	11,677,408

Marketing expenses has increased in the period ended June 30, 2022 against the same period of 2021 mainly due to the new marketing campaigns launched in 2022.

19.	Employee Benefits

Details of employee benefits for the first six months ended on June 30, 2022 and 2021 are as follows:

(Euros)	June 30, 2022	June 30, 2021
Wages and salaries	17,466,491	8,126,827
Share-based payment plans expenses	20,545,883	1,036,053
Social Security	5,386,176	2,673,762

Total	43,398,550	11,836,642

The notable rise in personnel expenses compared to the same period of 2021 is mainly explained because of the significant growth of the Wallbox Group, which required the hiring of extra personnel. Furthermore, this increase is also explained by the new share-based payment plan for employees, founders, and management as described below, and the accelerated vesting of management stock options plan for certain managers. The Group has not entered into any defined contribution or defined benefit plans for which pensions costs are incurred.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Share-based payment plans expenses

Details of share options of each plan are as follows:

Number of warrants	ESOP	MSOP	Founders	RSU Employees	RSU Management	Total
At December 31, 2021	1,584,192	7,253,823	—	—	—	8,838,015

Granted	—	—	1,033,609	1,260,311	1,500,000	3,793,920
Exercised	(145,238)	(653,744)	—	—	—	(798,982)
Cancelled	—	(16,905)	—	(26,955)	—	(43,860)

At June 30, 2022	1,438,954	6,583,174	1,033,609	1,233,356	1,500,000	11,789,093

Details of the personnel expense recognized for share-based payment transactions are as follows:

(Euros)	June 30, 2022	June 30, 2021
Management stock option plan	9,093,938	1,036,053
Founders stock option plan	8,194,684	—
RSU Employees	2,224,330	—
RSU Management	1,032,931	—

Total	20,545,883	1,036,053

All plans will be settled by options on the shares of Wallbox which will entitle beneficiaries to receive Company shares.

Management Stock Option Plan

As described in the Consolidated Financial Statements as of December 31, 2021, the shareholders agreed to implement a share-based payment plan to strengthen management’s link with Wallbox and to stimulate their motivation.

The Company records this share-based payments plan based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award is based on the estimated market price of the Parent’s stock on the date of grant, in practice the share price of Wallbox NV at grant date is used during this reporting period.

Employees Stock Option Plan

As described in Consolidated Financial Statements as of December 31, 2021, the shareholders agreed to offer all employees of Wallbox (the “Beneficiaries” or, individually, the “Beneficiary”) the possibility of participating in a share-based payment plan over shares (the “Options”) which gave all Beneficiaries the opportunity to acquire a certain number of ordinary shares (the “Shares”) of the Company.

The Employee Stock Option Plan vesting period finished at the end of 2020 and all the options granted will be available to be executed when one of the liquidity events defined in this Plan takes place.

The Company records this share-based payments plan based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award is based on the estimated market price of the Parent’s stock on the date of grant, in practice the share price of Wallbox NV at grant date is used during this reporting period.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Founders Stock Option Plan

At a meeting held on June 30, 2021, the shareholders agreed to implement a share- based payment plan (Legacy Stock Option Program) to strengthen the bond of the founders of Wallbox in order to align the interests of the founders with the creation of additional value for the Company with a strike price at a valuation equal to or even higher than current market value and allow the founders to benefit from more liquid Options which are fully vested and transferable from their date of concession.

The maximum number of Shares that underlie all of the Options included in this Plan is, at the Effective Date, equivalent to 4.289 shares (1,033,609 shares after applying the Exchange Ratio). Options under this Plan are granted over Class A ordinary shares of the Company.

The Board of Directors of the Company has delivered a personal notice to each Beneficiary, with an invitation to participate in the Plan, which contain, among others, the number of Options granted to each Beneficiary; and, where appropriate, the individual conditions governing the participation of the Beneficiary in the Plan. For the purposes of this Plan, the date of concession is that date indicated in the Invitation Notice. The invitation novice has been issued on April 6, 2022.

In accordance with the terms and conditions of the Plan, these options will be available to be exercised in exchange for Wallbox shares of Euro 0.12 par value (previously Euros 0.50), the exercise price of the options is equivalent to Euros 1.93 per share after applying the Exchange Ratio of 240.990795184659 (previously Euros 466,24 per share).

Compliance with each and every one of the following conditions is an essential requisite for a Beneficiary to exercise the Options:

i.	The Beneficiary will have a lock-up period proportionally on a monthly basis and they can exercise when they are released from lock-up;

ii.	That the Company has not initiated a Temporary Suspension of exercise; and

iii.	That any other particular conditions included in the Beneficiary’s Invitation Notice have been fulfilled.

The Group has valuated each option to USD 8.66. To determine the fair value at grant date of these options the Group has used American option chain, where each option has a maturity of 5 years.

RSU for Employees

At a meeting held on April 6, 2022, the compensation committee approved to implement an Incentive Award Plan pursuant to which Awards of Restricted Stock Units (RSU) were granted to employees. Each RSU granted represents a right to receive one listed share of Wallbox NV at the end of each vesting period.

RSU will vest according to the below schedule:

•	33% will vest on the 1st Anniversary Date as from the Date of Grant,

•	33% will vest on the 2nd Anniversary Date as from the Date of Grant.

•	34% will vest on the 3rd Anniversary Date as from the Date of Grant.

The Company records this share-based payments plan based on the estimated fair value of the award at the grant date and is recognized as an expense in the consolidated statements of profit or loss over the requisite service period. The estimated fair value of the award is based on the estimated market price of the Parent’s stock on the date of grant.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

RSU for Management

On April 6, 2022 the Group has granted an Incentive Award Plan pursuant to which Awards of Restricted Stock Units (RSU) were granted to management. Each RSU granted represents a right to receive one listed share of Wallbox NV at the end of each vesting period.

RSU will vest according to the following conditions:

•	Time vest: 33% will vest as follows:

•	50% of this 33% will vest on the 1st Anniversary Date as from the Date of Grant,

•	50% of this 33% will vest on the 2nd Anniversary Date as from the Date of Grant.

•	Performance based: 66% will vest if the employee meets the following performance conditions:

•	Stretch 1: 50% of this 66% will vest as follows:

•

If between April 8, 2025 and April 8, 2029 (both dates included), at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $25 per share for any 20 trading days within any 30 trading days period.

•

Accelerator event: If the Company announces results for Fourth Quarter and Full Year 2024 reporting (i) revenue of at least 1B Euro and (ii) the Company’s auditor confirms that the cash flows corresponding to 2024 is positive and (iii) if from December 1, 2024, at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $25 per share for any 20 trading days within any 30 trading days period.

•	Stretch 2: 50% of this 66% will vest as follows:

•

If between April 8, 2027 and April 8, 2029 (both dates included), at any time, the closing stock price (the last price at which the Company stock trades during the regular trading session) equals or exceeds $30 per share for any 20 trading days within any 30 trading days period.

The Group has valuated each option considering each tranche/portion of RSU plan:

•

Time vest plan: 11.94 USD. This fair value has been determined discounting the forward price of Wallbox NV stock at each vesting date. The price in this tranche has been based on the spot price at grant date.

•

Stretch 1: 0.085 USD and Stretch 2: 0.055 USD. The valuation of these fair values has been based on Wallbox’s price developments according to the Black-Scholes model. Prices for each averaging window are obtained via Monte Carlo simulation.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

20.	Net Financial Income/(Loss)

Details of Financial income and costs are as follows:

(Euros)	Notes	June 30, 2022	June 30, 2021
Financial income
Fair value adjustment of the put option		2,002,315	—
Valuation of financial instruments		52,597	—
Other finance income		15,123	2,674

Total Financial income		2,070,035	2,674

Fair Value adjustment of the Warrants	12	62,350,757	—

Financial expenses
Interest on bank loans	12	1,245,474	289,259
Interest on leases	9	606,793	155,979
Interest on convertible bonds		—	1,528,099
Valuation of financial instruments	12	1,550,157	—
Valuation of convertible bonds		—	24,011,910
Accretion of discount on put option liabilities		25,312	84,687
Other finance costs		9,687	—

Total Financial expenses		3,437,423	26,069,934

Details of Foreign exchange gains (losses) are as follows:

(Euros)	June 30, 2022	June 30, 2021
Exchange differences - Gains	344,721	258,109
Exchange differences - Losses	(6,426,829)	—

Total	(6,082,108)	258,109

21.	Earnings Per Share

Basic earnings per share are calculated by dividing the profit/(loss) for the year attributable to equity holders of the Parent by the weighted average number of ordinary shares outstanding during the year, excluding treasury shares.

As the Group has losses in both periods, potential ordinary shares are not dilutive (losses per share would be less and antidilution would exist), Hence, these shares are not considered in the calculation of losses per diluted share.

Details of the calculation of basic and diluted earnings/loss per share are as follows:

(Euros)	June 30, 2022	June 30, 2021
Loss for the year attributable to holders of ordinary equity instruments of the Parent	(8,691,727)	(38,405,678)
Dilutive effects on earnings per share	—	—

Total loss attributable to ordinary equity holders of the Parent for basic and diluted earnings per share	(8,691,727)	(38,405,678)

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

Number of shares	June 30, 2022	June 30, 2021
Weighted average number of ordinary shares for basic and diluted earnings per share	161,977,288	94,496,829

(Euros)	June 30, 2022	June 30, 2021
Basic and diluted losses per share	(0.05)	(0.41)

Weighted average number of ordinary shares for basic and diluted earnings per share at June 30, 2021 is based on the amount of share after the application of the conversion factor to the shares at June 30, 2021. And that due to the conversion the shares are multiplied with a factor of 240.990795184659. See note 6 of the consolidated financial statements of December 31, 2021.

22.	Tax credit and other receivables/Other payables

A.	Tax credit and other receivables/Other payables

(Euros)	June 30, 2022	December 31, 2021
VAT receivable	12,575,746	13,834,234
Social Security receivable	3,119
Grant receivables	3,568,255	3,633,441
Tax credit receivable	2,414,753	2,588,807

Total tax credit and other receivables	18,561,873	20,056,482

(Euros)	June 30, 2022	December 31, 2021
VAT payable	3,677,407	3,076,947
Social Security payable	1,107,711	774,170
Personal Income Tax payable	4,046,240	1,153,720
Deferred tax liability	26,413	30,477

Total other payables	8,857,771	5,035,314

B.	Amounts recognized in profit or loss

(Euros)	June 30, 2022	June 30, 2021
Loss before Tax	(9,280,852)	(39,121,448)

Tax income (at 25%)	2,320,213	9,780,362
Unrecognized deferred tax assets on tax losses	(2,320,213)	(9,780,362)
Deductions and credits generated	(548,652)	(719,174)
Other adjustments	(40,473)	3,404

Income tax expense/(income)	(589,125)	(715,770)

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

At June 30, 2022 and December 31, 2021 details of the tax losses to be offset are as follows:

(Euros)	June 30, 2022	December 31, 2021
2015	46,561	46,561
2016	438,883	438,883
2017	55,736	55,736
2018	1,579,014	1,579,014
2019	3,318,114	3,318,114
2020	12,311,938	12,311,938
2021	68,906,955	68,906,955

	86,657,201	86,657,201

Tax losses may be offset indefinitely in the future.

The existence of unused tax losses is strong evidence that future taxable profit may not be available to the Group. Having considered all evidence available, management determined that there was no sufficient positive evidence outweighing existing negative evidence to support that it is probable that future taxable profits will be available against which to offset the tax losses. Accordingly, no deferred tax asset is recognized in the financial statements.

23.	Group Information

23.1	Related parties

Details of transactions and balances with related parties are as follows:

	June 30, 2022
(Euros)	Shareholders	Joint Venture	Total
Income
Revenue	12,822	—	12,822

Statement of financial position
Loans granted to Joint Venture (see note 12)	—	1,400,499	1,400,499
Receivables from Joint Venture (see note 12)	—	537,310	537,310

	December 31, 2021
(Euros)	Shareholders	Joint Venture	Total
Statement of financial position
Non-current Loans granted to Joint Venture (see note 12)	—	565,873	565,873
Current Loans granted to Joint Venture (see note 12)	—	685,048	685,048
Receivables from Joint Venture (see note 12)	—	535,268	535,268

	June 30, 2021
(Euros)	Shareholders	Joint Venture	Total
Income
Revenue	—	—	—

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

23.2	Directors and Senior Management

Details of the remuneration accrued by the members of the Company’s senior management are as follows:

(Euros)	June 30, 2022	June 30, 2021
Wages and salaries	1,575,044	973,170
Share-based payment plan expenses	16,129,551	662,242

Total	17,704,595	1,635,412

Remuneration received for executive functions corresponds to those individuals who exercise senior management functions in the Company, including the directors, details of which are included in the amount shown in the table above.

As of June 30, 2022 and 2021 the Company has no pension or life insurance obligations with members of senior management.

As of June 30, 2022 and 2021 no advances or loans have been granted to members of senior management, nor has the Company extended any guarantees on their behalf. The table above includes as “Wages and salaries” an amount to Euros 206,397 and as “Share-based payment plan expenses” an amount to Euros 2,394,624 related to termination benefits.

24.	Financial Risk Management

Risk management policies are established by management, having been approved by the Company’s directors. Based on these policies, the Finance department has established a number of procedures and controls to identify, measure and manage risks deriving from the activity involving financial instruments. These policies, inter alia, prohibit the Group from speculating with derivatives.

Any activity involving financial instruments exposes the Group to credit risk, market risk and liquidity risk.

a)	Credit risk

Credit risk arises from possible losses deriving from failure to comply with contractual obligations on the part of the counterparties of the Group, i.e., the possibility of not recovering financial assets at the amount recognized and within the established term.

The maximum credit risk exposure is as follows:

	June 30, 2022		December 31, 2021
(In Euros)	Non-current	Current	Non-current	Current
Customer sales and services	—	34,288,327	—	22,527,376
Other receivables	—	84,904	—	6,922
Loans to employees	—	—	—	2,222
Loans granted to Joint Venture	—	1,330,499	—	685,048
Receivables from Joint Venture	—	537,310	—	535,268

Trade and other financial receivables	—	36,241,040	—	23,756,836
Loans granted to Joint Venture	70,000		565,873	—

Non-current financial assets	70,000	—	565,873	—
Financial investments		6,639,630	—	57,191,545

Other current financial assets	—	6,639,630	—	57,191,545
Cash and cash equivalents		119,875,344	—	113,865,299

Total	70,000	162,756,014	565,873	194,813,680

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

The Sales and Finance departments establish credit limits for each customer based on information received from an entity specializing in Group solvency analysis.

b)	Market risk

Market risk arises from possible losses deriving from fluctuations in the fair value or in future cash flows of financial instruments because of changes in market prices. Market risk includes interest rate, currency and other price risks.

Interest rate risk

Interest rate risk arises from possible losses due to changes in the fair value or the future cash flows of a financial instrument because of fluctuations in market interest rates.

(In Euros)	Currency	June 30, 2022	December 31, 2021
Fixed rate Loan	EUR	24,058,610	31,050,494
Fixed rate Loan	NOK	—	—
Fixed rate Loan	USD	—	—
Floating rate loan	EUR	51,739,805	20,295,796

		75,798,415	51,346,290

A 100 basis points change in interest rates would mean an increased (decreased) in profit or loss as of June 30, 2022 by Euros 982,311 (Euros 690,586 as of December 31, 2021). This calculation assumes that the change occurred on the date of the report applied to the risk exposures existing on that date. This analysis assumes that all other variables are held constant and considers the effect of interest rates.

	June 30, 2022		December 31, 2021
	Profit or loss		Profit or loss
(In Euros)	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
Floating rate loan	982,311	(982,311)	(690,586)	(690,586)

Currency risk

Currency risk is the risk of possible losses due to changes in the fair value of and future cash flows from financial instruments as a result of exchange rate fluctuations.

Receivables and payables are the only items included within the Group’s assets and liabilities that are denominated in a currency other than the functional currency.

The following table shows the sensitivity of a reasonably possible strengthening or weakening of the euro in each of the foreign currencies as of June 30, 2022 and June 2021 of monetary assets and liabilities. This analysis assumes that all other variables, particularly interest rates, remain constant and ignores any impact from anticipated sales and purchases. The Group’s exposure to foreign currency exchange for all other currencies is not significant.

	June 2022		December 2021
	Profit or loss		Profit or loss
(In Euros)	Strengthening	Weakening	Strengthening	Weakening
USD (10% movement)	(9,298,955)	11,365,389	(8,819,351)	10,779,207
GBP (10% movement)	(187,657)	229,359	(240,989)	294,542
SEK (10% movement)	(263,960)	322,618	(66,364)	81,112

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

c)	Liquidity risk

Liquidity risk arises where the Group might not hold, or have access to, sufficient liquid funds at an appropriate cost to settle its payment obligations at any given time.

Details of working capital are as follows:

(In Euros)	June 30, 2022	December 31, 2021
Current assets	238,110,420	251,490,612
Current liabilities	148,241,912	170,366,393

	89,868,508	81,124,219

Details of the maturities, by year, of the principals of the loans and borrowings as of June 30, 2022 are as follows:

	June 30, 2022
(In Euros)	Capital	Interest	Total
1 July 2022 - 30 June 2023	52,523,968	1,190,512	53,714,480
1 July 2023 - 30 June 2024	3,831,580	1,078,567	4,910,147
1 July 2024 - 30 June 2025	5,736,563	817,903	6,554,466
1 July 2025 - 30 June 2026	5,188,521	542,970	5,731,491
1 July 2026 - 30 June 2027	5,052,833	272,040	5,324,873
More than five years	3,464,949	40,329	3,505,278

	75,798,415	3,942,321	79,740,736

	December 31, 2021
(In Euros)	Capital	Interest	Total
2022	33,768,839	1,057,597	34,826,436
2023	2,253,069	966,946	3,220,015
2024	4,698,544	800,925	5,499,469
2025	3,619,043	551,259	4,170,302
2026	3,542,975	327,444	3,870,419
More than five years	3,463,820	106,810	3,570,630

	51,346,290	3,810,981	55,157,271

d)	Capital management

For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other equity reserves attributable to the equity holders of the parent. The primary objective of the Group’s capital management is to maximize the shareholder value. The Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of its financial requirements to attend its business plans. To maintain or adjust the capital structure, the Group may issue new shares or issue/repay debt financial instruments. The Group monitors capital management to ensure that it meets its financial needs to achieve its business objectives while maintaining its solvency.

No changes were made in the objectives, policies, or processes for managing capital with regard to the information disclosed in the 2021 consolidated financial statements.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

25.	Events after the Reporting Period

No additional significant events after the reporting period have occurred, except as described below:

On July 27, 2022, Wallbox Chargers, S.L. has acquired the remaining 49% of share capital of Electromaps, S.L. going on to own 100% of its share capital as of that date. The price of the transaction has been set at 1,799,435 euros, consequently, seen agreement on the revised settlement amount has been reached before June 30, 2022 the Group has updated the value of the put option, impacting the profit or loss for the period as a financial income amounting to Euros 2,002,315 (Note 20). The payment of the consideration is made through a cash payment of Euros 150,000 on July 29, 2022 and Euros 150,000 on August 30, 2022. The remaining amount has been paid through the issuance of 163,861 Class A shares of Wallbox N.V. whose nominal value is Euros 0.12 per share.

On July 29, 2022, Wallbox Chargers, S.L. acquired 100% of shares of AR Electronics Solutions, S.L. for a total consideration of Euros 10,499,985.23. This consideration consists of a payment made in cash of Euros 4,200,000 at the date of acquisition and the issuance of 700,777 class A shares of Wallbox N.V. whose nominal value is Euros 0.12 per share. In addition, there are three earn-out payments of a maximum of Euros 1,000,000 each, 50% in cash and 50% in Class A shares of Wallbox N.V. to be paid in 2023, 2024 and 2025 respectively, if certain conditions established in the acquisition contract are met.

On August 4, 2022, Wallbox USA, Inc. acquired 100% of shares of Coil, Inc. for a total consideration of USD 3,589,999. This consideration consists of a payment made in cash of USD 1,080,000 at the date of acquisition and the issuance on January 2023 of 272,826 Class A shares of Wallbox N.V. whose nominal value is Euros 0.12 per share. In addition, there is a earn-out payment of up to 304,350 Class A Shares of Wallbox N.V. (equivalent to a total value of up to USD 2,800,020) if certain conditions established in the acquisition contract are met.

On July 1, 2022, certain employees converted 40,930 options, as part of their stock option plan, into 40,930 Class A ordinary shares of Euros 0.12 of par value, meaning an increase of share capital of Euros 4,912.

On September 5, 2022, an employee converted 1000 options, as part of his stock option plan, into 1000 Class A ordinary shares of Euros 0.12 of par value, meaning an increase of share capital of Euros 120. In addition, on September 6, 2022, certain employees converted 60.576 options, as part of their stock option plan, into 60.576 Class A ordinary shares of Euros 0.12 of par value, meaning an increase of share capital of Euros 7,269.

WALLBOX N.V.

Notes to the interim condensed consolidated financial statements

26.	Detail of Wallbox Group subsidiaries

	Registered office	Activity	Company holding investment	% Equity interest		Consolidation method
Company name				June 30, 2022	December 31, 2021
Wallbox Chargers, S.L.U.	Paseo de la Castellana, 95. Planta 28, 28046, Madrid, Spain	Retail innovative solutions for charging Electric Vehicles	Wallbox NV	100%	100%*	Fully consolidated
Kensington Capital Acquisition Corp II	1400 Old Country Road, Suite 301, Westbury, NY 11590	Special purpose acquisition company	Wallbox NV	100%	100%*	Fully consolidated
Wallbox Energy, S.L.U.	Calle Anabel Segura 7, H1, 28108, Alcobendas, Madrid, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%-	Fully consolidated
Wallbox UK Limited	378-380 Deansgate, Manchester, United Kingdom M3 4LY	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%-	Fully consolidated
Wallbox France	Avenue des Champs Elysées 102, 75008, Paris, France	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%-	Fully consolidated
WBC Wallbox Chargers GmbH	Kurt-Blaum-Platz 8, 63450, Hanau, Germany	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%-	Fully consolidated
Wallbox Italy, S.r.l.	Piazza Tre Torri 2, 20145 CAP, Milano, Italy	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%-	Fully consolidated
Wallbox Netherlands B.V.	Kingsfordw eg 151,1042 GR Amsterdam, The Netherlands	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%-	Fully consolidated
Wallbox USA Inc.	800 W. El Camino Real Suite 180, Mountain View CA 94040, United States	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%-	Fully consolidated
Wallbox Shanghai Ldt.	Unit 05-129 Level 5, No. 482, 488, 492, 518 Xinjiang Road, Jingan District, Shanghai Municipality, China	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%-	Fully consolidated
Wallbox Norway AS (Intelligent Solution AS )	Professor Olav Hanssens vei 7A, 4021 Stavanger, Norway	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	100%	100%-	Fully consolidated
Wallbox Denmark ApS	Rådhuspladsen 16, 1550 København, Denmark	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%-	Fully consolidated
Wallbox Sweden AB (Intelligent Solution Sweden AB )	Kistagången 12, 164 40 Kista, Sweden	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%-	Fully consolidated
Wallbox Oy	PL 747, 00101 Helsinki, Finland	Retail innovative solutions for charging Electric Vehicles	Wallbox Norway AS	100%	100%-	Fully consolidated
Electromaps, S.L.	Calle Foc 68, 08038, Barcelona, Spain	Retail innovative solutions for charging Electric Vehicles	Wall Box Chargers, S.L.U.	51%	51%-	Fully consolidated

(*)	direct ownership
(-)	indirect ownership